EXHIBIT 12.1
Bridge Bancorp, Inc.
Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Three
	Months
	Ended
	March 31,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Including Interest Paid on Deposits:
Earnings before income taxes	$3,273	$13,038	$12,337	$12,019	$14,552	$16,148

Combined fixed charges:
Interest expense on deposits	1,819	8,954	10,144	7,933	4,042	2,263
Interest expense on borrowed funds	121	535	293	404	277	88
Appropriate portion (1/3) of rent expense	75	265	235	207	178	187

Total fixed charges	$2,015	$9,754	$10,672	$8,544	$4,497	$2,538

Earnings before income taxes and fixed charges	$5,288	$22,792	$23,009	$20,563	$19,049	$18,686

Ratio of earnings to fixed charges	2.62	2.34	2.16	2.41	4.24	7.36

Excluding Interest Paid on Deposits:
Earnings before income taxes	$3,273	$13,038	$12,337	$12,019	$14,552	$16,148

Combined fixed charges:
Interest expense on borrowed funds	121	535	293	404	277	88
Appropriate portion (1/3) of rent expense	75	265	235	207	178	187

Total fixed charges	$196	$800	$528	$611	$455	$275

Earnings before income taxes and fixed charges	$3,469	$13,838	$12,865	$12,630	$15,007	$16,423

Ratio of earnings to fixed charges	17.70	17.30	24.37	20.68	32.96	59.65